

Mail Stop 3561

February 2, 2018

<u>Via E-mail</u>
Mr. Wanjun Xie
President
Landbay Inc.
3906 Main Street, # 207
Flushing, NY 11354

      **Re:    Landbay Inc.**
            **Form 10-K for Fiscal Year Ended March 31, 2017**
            **Filed June 27, 2017**
            **Form 10-Q for Fiscal Quarter Ended September 30, 2017**
            **Filed November 6, 2017**
            **File No. 333-210916**

Dear Mr. Xie:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by amending your filings, by providing the requested information, or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended March 31, 2017</u>

<u>Financial Statements and Supplementary Data, page 11</u>

1.      Please amend your filing to include two years of comparative financial statements and include an audit report that covers both years.  Refer to Rule 8-02 of Regulation S-X.

<u>Controls and Procedures, page 16</u>

2.      Please amend your filing to disclose your conclusion regarding the effectiveness of your disclosure control and procedures as well as any changes in internal control over financial

reporting that occurred during the last fiscal quarter.  Refer to Items 307 and 308(c) of Regulation S-K.

Directors, Executive Officers and Corporate Governance, page 16
Executive Compensation, page 16

3.      Please provide the disclosures required by Items 10 and 11 of Form 10-K.  To the extent some or all of disclosures are not applicable, please disclose that fact.

Exhibits, Financial Statement Schedules, page 17

4.      Please amend your filing to include as Exhibits 31 and 32 the certifications required by Rules 15d-14(a) and 15d-14(b) of the Securities Exchange Act of 1934.  Refer to Items 601(b)(31) and (32) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended September 30, 2017

Financial Statements, page 3

5.      Please amend your filing to include a balance sheet as of the end of the preceding fiscal year (i.e., March 31, 2017), and income statements and statements of cash flows for the interim period up to the date of such balance sheet (i.e., the six months ended September 31, 2017) and the comparable period of the preceding fiscal year (i.e., the six months ended September 31, 2016).  Additionally, include an income statement for the most recent interim quarter of the preceding fiscal year (i.e., the three months ended September 30, 2016).  Refer to Rule 8-03 of Regulation S-X and Instruction 1 thereto.

Exhibits, page 10

6.      Please amend your filing to include as Exhibits 31 and 32 the certifications required by Rules 15d-14(a) and 15d-14(b) of the Securities Exchange Act of 1934.  Refer to Items 601(b)(31) and (32) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact James Giugliano at (202) 551-3319, or myself at (202) 551-3769, with any questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel, and Mining